SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____2_______)


                              Notify Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    669956104
              -----------------------------------------------------
                                 (CUSIP Number)


                             February 12, 2001
              ----------------------------------------------------
                             (Date of Event)




 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669956104                   13G                    Page 2 of 4 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            68,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             30,704
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             68,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       30,704

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      98,704
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 3 of 4 pages


Item 1.     (a)   Name of Issuer:

                  Notify Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  1054 S. De Anza Blvd.
                  Suite 105
                  San Jose, CA  95129


Item 2.     (a)   Name of Person Filing:

                  J. Morton Davis

            (b)   Address of Principal Business Office:

                  Mr. Davis' business address is D.H. Blair Investment Banking Corp. ("Blair Investment") (1), 44 Wall Street, New York, New York 10005.

            (c)   Citizenship:

                  Mr. Davis is a United  States  citizen.

            (d)   Title of Class of Securities:

                  Common Stock, $.001 par value ("shares")

            (e)   CUSIP Number:

                  669956104


Item 4.     Ownership.

        (a)(b) As of December 31, 2000, Mr. Davis may be deemed to beneficially own 98,704 shares or 2% of the Issuer's shares issued and outstanding as follows: (i) 34,000 Units(2) owned directly by Blair Investment, and (ii) 15,352 Units(2) owned directly by Rosalind Davidowitz (3).

            (c) Mr.  Davis has sole  power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Rosalind Davidowitz has sole voting and dispositive power over those shares owned directly by her.


Item 5. Ownership is hereby amended as follows:

                The reporting party owns less than five percent of the Issuer's shares.





______________________________________________________________________________
(1) Mr.Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer.

(2) Each Unit consists of one share and one Class A Warrant. Each Class A Warrant entitles the holder to purchase one share at an exercise price of $6.50, subject to adjustment, through August 28, 2002.

(3) Rosalind Davidowitz is Mr. Davis' wife. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz for any purpose.

                                                             Page 4 of 4 pages




Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2001




By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis